FIRE & FLOWER HOLDINGS CORP

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Fold

Form of Proxy - Annual General and Special Meeting to be held on June 9, 2021

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 9:00 am (Toronto time) on June 7, 2021.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01QHPA

Appointment of Proxyholder

I/We being holder(s) of securities of Fire & Flower Holdings Corp. (the "Corporation") hereby appoint: Harvey Shapiro, or failing this person, Trevor Fencott, or failing this person, Donald Wright (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/FireFlower and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Corporation to be held online at https://web.lumiagm.com/471535935 on June 9, 2021 at 9:00 am (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at seven.	☐	☐

Fold

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Harvey Shapiro	☐	☐	02. Trevor Fencott	☐	☐	03. Norman Inkster	☐	☐
04. Sharon Ranson	☐	☐	05. Donald Wright	☐	☐	06. Avininder Grewal	☐	☐
07. Stéphane Trudel	☐	☐						

	For	Withhold
3. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Share Consolidation To consider, and if thought advisable, to pass, with or without amendment, a special resolution authorizing the board of directors (the "Board") of the Corporation to elect, in its discretion, to direct the Corporation to file one or more articles of amendment to amend the Corporation's articles in order to effect one or more consolidations for an aggregate of up to 10 pre-consolidation shares for every 1 post-consolidation share, as more particularly described in the management information circular of the Corporation dated April 30, 2021 (the "Circular").	☐	☐
5. Approval of the 2021 Share Option Plan To consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving the Corporation's 2021 Stock Option Plan, as more particularly described in the Circular.	☐	☐
6. Ratification of Option Grants To consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution approving and ratifying the grant of 4,517,918 options under the 2021 Stock Option Plan, as more particularly described in the Circular.	☐	☐
7. Treasury Performance and Restricted Share Unit Plan To consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving the Corporation's Treasury Performance and Restricted Share Unit Plan, as more particularly described in the Circular.	☐	☐
8. Ratification of RSUs To consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution approving and ratifying the grant of 826,978 restricted share units under the Treasury Performance and Restricted Share Unit Plan, as more particularly described in the Circular.	☐	☐

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

Y F W Q 316331 A R 2

01QHQD